

CREW

News Release – February 21, 2007

Notification of Trade

TRADING SYMBOL: TORONTO & OSLO: **CRU** FRANKFURT: **KNC** OTC-BB-other: **CRUGF**

LONDON, United Kingdom: February 21, 2007 - Crew Gold Corporation ("Crew" or the "Company") (TSE & OSE: CRU; Frankfurt: KNC; OTC-BB- other: CRUGF.PK.

On February 20, 2007, Jan A Vestrum, President and Chief Executive Officer of Crew bought 300,000 shares in Crew at NOK 14.32 fulfilling a previously announced forward contract, sold 300,000 shares in Crew at NOK 14.80 and bought 300,000 shares in Crew at NOK 15.20 by way of a new forward contract with maturity August 20, 2007.

Mr Vestrum`s total exposure is 13,399,042 Crew shares, including common shares, convertible bonds, forward contracts and options.

Jan A Vestrum
President & CEO

Safe Harbour Statement

This news release contains forward-looking statements which reflect the expectations of management and the board of directors, and are made pursuant to applicable and relevant national legislation (including the Safe-Harbour provisions of the United States Private Securities Litigation Reform Act of 1995) in countries where Crew Gold Corporation is conducting business and/or investor relations. Forward looking statements typically contain words such as "believes", "anticipates", "continue", "could", "expects", "indicates", "plans", "will", "may", "projects", "would" or similar expressions suggesting future outcomes or events, although not all forward-looking statements contain these identifying words. Such forward-looking statements reflect the current beliefs of management and the board of directors based on information currently available to them. Forward-looking statements involve inherent risks and uncertainties, and Crew cautions readers not to place undue reliance on these statements as a number of important factors could cause Crew's actual results to differ materially from the beliefs and expectations expressed in such forward-looking statements. Factors that could cause actual results to differ materially from the results discussed in the forward-looking statements, include, but are not limited to, the factors discussed under the heading "Risks and Uncertainties" in Crew's Annual Information Form dated October 10, 2006, as filed on SEDAR at www.sedar.com. Although the forward-looking statements contained in this news release are based upon what management and the board of directors believes to be current and reasonable assumptions, Crew cannot assure readers that actual results will be consistent with these forward-looking statements. The forward-looking statements contained herein are made as of the date of this news release and are expressly qualified in their entirety by this cautionary statement. Crew undertakes no obligation to publicly update or revise these forward-looking statements to reflect subsequent events or circumstances. Cautionary Note to US Investors – The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as "measured", "indicated", and "inferred" "resources", which the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure from the SEC's website at http://www.sec.gov/edgar.shtml.